E·D·

19008366

SEC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68797 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siena Global Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2992 Burdeck Drive
(No. and Street)

| Oakland | CA | 94602 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis L. Franklin (510) 531-0201
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, A Professional Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

| 21860 Burbank Blvd., Ste 150 | Woodland Hills | CA | 91367 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Dennis L. Franklin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siena Global Securities, LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 21 day of February, 2019 by FRANKLIN DENNIS LARONE proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

ALTYNAY ABDRAKHMANOVA
COMM. # 2245058
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES JUNE 3, 2022

# Siena Global Securities, LLC

# December 31, 2018

## Table of Contents

**DAVE BANERJEE, CPA**
*An Accountancy Corporation – Member AICPA and PCAOB*
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

## Report of Independent Registered Public Accounting Firm

To the Members of Siena Global Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Siena Global Securities, LLC (the "Company") as of December 31, 2018, the related statement of operation, changes in member's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Siena Global Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 22, 2019

# SIENA GLOBAL SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

December 31, 2018

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 48,599 |
| Accounts receivable | | 49,340 |
| Furniture and equipment, net | | 0 |
| Prepaid expense | | 7,477 |
| Total assets | $ | 105,416 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 5,815 |
| Commission payable | | 43,506 |
| Income taxes payable | | 1,700 |
| Total liabilities | | 51,021 |
| Member's Equity | | 54,395 |
| Total liabilities and member's equity | $ | 105,416 |

# SIENA GLOBAL SECURITIES, LLC

## STATEMENT OF OPERATIONS

for the year ended December 31, 2018

| | |
|---|---|
| Income | |
| Revenue | 395,580 |
| Interest | 54 |
| Total Income | 395,634 |
| Expenses | |
| Guaranteed payment to shareholder | $ 398,213 |
| Commissions | 356,022 |
| Professional Fees | 14,845 |
| Communication and Data Processing | 6,025 |
| Operating Expenses | 26,553 |
| Total Expenses | 801,658 |
| Net Loss | $ (406,024) |

# SIENA GLOBAL SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2018

| | | |
|---|---|---|
| Member's equity, beginning of year | $ | 773,419 |
| Contributions | | 0 |
| Distributions | | (313,000) |
| Net loss | | (406,024) |
| Member's equity, end of year | $ | 54,395 |

# SIENA GLOBAL SECURITIES, LLC

## STATEMENT OF CASH FLOWS

for the year ended December 31, 2018

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (406,024) |
| Change in operating assets and liabilities: | | |
| Accounts receivable | | (49,340) |
| Prepaid expense | | (2,222) |
| Commission payable | | 43,506 |
| Accounts payable and accrued expenses | | 951 |
| Taxes payable | | (6,800) |
| Net cash provided by operating activities | | (419,929) |
| Cash flows from investing activities | | |
| Accumulated depreciation | | 1,059 |
| Net cash provided by investing activities | | 1,059 |
| Cash flows from financing activities: | | |
| Contributions | | 0 |
| Distributions | | (313,000) |
| Net cash used by financing activities | | (313,000) |
| Net decrease in cash | | (731,870) |
| Cash, beginning of year | | 780,469 |
| Cash, end of year | $ | 48,599 |
| Supplemental information: | | |
| Income taxes paid | $ | 0 |

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Siena Global Securities,, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was organized in the state of California on January 27, 2011. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA" ), and the Securities Investor Protection Corporation ("SIPC").

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered. In May 2014, the FASB issued ASU NO 2014-09, "Revenue from contracts with customers (Topic 606)" effective for the company as of December 15, 2018. On January 1, 2018, the company adapted Topic 606, using the modified retrospective approach to impact on revenue and receivable beginning balance, and determined the impact as immaterial.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2018, the Company did not have any components of comprehensive income to report.

Estimates

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2019, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Further, the provisions require that the ratio of aggregate indebtedeness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018 the Company had net capital and net capital requirements of $41,084 and $5,000 respectively. The Company's net capital ratio was 1.24 to 1, which is less than 15 to 1.There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because the revenue reported is revenue that is not associated with transactions of securities that are held for sale, and is therefore not included in reportable income under SIPC rules.

NOTE E - RISK CONCENTRATIONS

The year, the Company had revenue concentrations unlike prior years; the firm specializes in acting as an intermediary broker-dealer between various buyers and sellers of private equity funds in the secondary market. As of December 31, 2018, because total revenues this year were small, the Company had two customers that accounted for 65% of the revenue. The customers engage in private placement transactons for which the Company receives revenue for introducing investors.

NOTE F – COMMITMENTS AND CONTINGENCIES

Siena Global Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE G – RENT

The amount of rent for the year ending December 31, 2018 was $7,200.

NOTE H– RELATED PARTY TRANSACTION

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn the Company pays a portion of those expenses via an expense sharing agreement. No amounts are owed at December 31, 2018 to the sole member for the overhead expenses.

***SUPPLEMENTAL INFORMATION***

## SIENA GLOBAL SECURITIES, LLC

### COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2018 .

| | | |
|---|---|---|
| Net capital: | | |
| Total member's capital | | $ 54,395 |
| Less: Non-allowable assets | | |
| Accounts receivable, net of commissions payable | | 5,834 |
| Prepaid expense | | 7,477 |
| Total non-allowable assets | | 13,311 |
| **Net Capital** | | **41,084** |
| Aggregate indebtedness: | | |
| Items included in statement of financial condition: | | |
| Accounts payable and accrued liabilities | $ 51,021 | |
| | | $ 51,021 |
| Total aggregate indebtedness (A.I.) | | |
| Computation of basic net capital requirement, greater of: | | $ 4,252 |
| Minimum net capital required (6-2/3% of A.I.) | | |
| | | $ 5,000 |
| Minimum dollar requirement | | |
| | | $ 36,084 |
| Excess net capital | | |
| Net capital less greater of 10% of A.I. or 120% of minimum | | $ 35,084 |
| dollar requirement | | |
| | | 1.24 : 1 |
| Ratio: Aggregate indebtedness to net capital | | |

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2018 included in the Company's unaudited Form X-17a5, Part IIA.

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2018.

## SCHEDULE III
## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and was in compliance with the conditions of the exemption at December 31, 2018.

## SCHEDULE IV
## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SPIC ASSESSMENT RECONCILIATION

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c)of The Securities Investor Protection Act of 1970, as amended.

## REPORT ON BROKER DEALER EXEMPTION

**For the year ended December 31, 2018**

DAVE BANERJEE, CPA
*An Accountancy Corporation – Member AICPA and PCAOB*
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dennis Franklin, President
Siena Global Securities, LLC

We have reviewed management's statements, included in the accompanying Siena Global Securities, LLC Exemption Report in which (1) Siena Global Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Siena Global Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Siena Global Securities, LLC met the identified exemption provision throughout the most recent fiscal year of 2018, without exception. Siena Global Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018
Woodland Hills, California
February 22, 2019

# SIENA GLOBAL SECURITIES, LLC

2992 Burdeck Drive
Oakland, CA 94602

510-531-0201 Tel
510-531-1626 Fax

## Assertions Regarding Exemption Provisions

We, as members of management of Siena Global Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934, Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3,Paragraph(k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period January 1, 2018 through December 31,2018.

Siena Global Securities, LLC
By:

Dennis L. Franklin, President
Date: 2/21/19